PEARSON

08002788

PEARSON PLC
80 STRAND
LONDON WC2R ORL
TELEPHONE +44 20 7010 2000
FACSIMILE +44 20 7010 6060
www.pearson.com

Attention: Office of International Corporate Finance
Division of Corporation Finance, Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

16 May 2008

Pearson plc
Submission Pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934 - File number: 82-4019

Dear Sirs

On behalf of Pearson plc, a company duly organised under the laws of England and Wales (the "Company"), I am furnishing the following information pursuant to Rule 12g3-2(b) (1) (iii) under the United States Securities Exchange Act of 1934 (the "Act") in order to maintain the Company's exemption from the reporting requirements of Section 12 (g) of the Act available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder:

Press Releases:

25 April	AGM results
28 April	Financial Times launches Middle East edition
1 May	Voting Rights and Capital
6 May	Financial Times's Alphaville scoops two Webby awards
7 May	Appointment of Non-executive director
7 May	Jumpstart and Pearson Foundation announce 2008 Jumpstart's read...
12 May	Director shareholding
12 May	Director shareholding
12 May	Notification of Interest in Shares

Any questions concerning this submission may be directed to me at the address and telephone number above.

Please acknowledge receipt of this letter by stamping and returning the enclosed duplicate of this letter to me in the enclosed self-addressed stamped envelope.

Very truly yours

C. Abraham

for Stephen Jones
Deputy Secretary

dlw 5/23

AGM Results

25 April 2008

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RECEIVED

2008 MAY 23 A 6:25

[illegible]ICE OF INTERNATIONAL CORPORATE FINANCE

Click here to download a PDF of this press release.

[illegible]

The [illegible] of 2[illegible] April 2008 was [illegible]

Resolution	Description	For and Discretionary	Against	Withheld
Resolution 1	To receive [illegible]	[illegible] 7,593,200	20,742	619,232
[illegible]	[illegible]	507,56[illegible]84	16,817	1,052,393
Resolution 3	To re-elect Terry Burns	571,767,[illegible]70	[illegible]	[illegible]
Resolution 4	To re-elect Ken Hydon	592,057,11[illegible]	3,413	[illegible]
Resolution [illegible]	To re-elect Glen Moreno	590,256,6[illegible]	[illegible]	[illegible]567,[illegible]4

Results of Annual General Meeting

Pearson plc held its annual general meeting for shareholders at 12 noon today. All resolutions were put to the meeting and approved on a poll.

Full details of the resolutions passed as special business have today been submitted to the UK Listing Authority for publication through the Listing Authority's Document and Viewing Facility.

The total number of votes received for each resolution is set out below. The number of 25p ordinary shares in issue on 25 April 2008 was 808,358,605.

Resolution	Description	For and Discretionary	Against	Abstain
Resolution 1	To receive the 2007 report and accounts	507,993,200	20,742	619,252
Resolution 2	To declare a final dividend	507,563,984	16,817	1,052,393
Resolution 3	To re-elect Terry Burns	471,707,279	3,121,700	33,804,215
Resolution 4	To re-elect Ken Hydon	507,052,119	933,413	647,662
Resolution 5	To re-elect Glen Moreno	506,256,690	1,709,180	667,324

Resolution 6	To re-elect Marjorie Scardino	498,208,228	9,784,599	640,367
Resolution 7	To approve the report on directors' remuneration	426,697,067	59,035,607	22,900,520
Resolution 8	To reappoint the auditors	499,994,296	8,033,890	605,008
Resolution 9	To determine the remuneration of the auditors	504,221,629	3,784,134	627,431
Resolution 10	To authorise the company to allot ordinary shares	503,213,390	1,615,891	3,803,913
Resolution 11	To increase the authorised share capital	507,574,433	401,322	657,439
Resolution 12	To waive the pre-emption rights	504,658,224	473,195	3,501,775

Resolution 13	To authorise the company to purchase its own shares	507,894,027	109,969	629,198
Resolution 14	To adopt new Articles of Association	504,659,854	2,771,909	1,201,431
Resolution 15	To renew the Annual Bonus Share Matching Plan	441,103,127	23,983,928	43,546,139

Financial Times launches Middle East edition
28 April 2008

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RECEIVED
2008 MAY 23 A 6:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FT The Financial Times today announced the launch of a new edition for the Middle East with the first full edition available on Tuesday 29 April. The timing of the launch coincides with reader and advertiser demand for global business news in the United Arab Emirates (UAE), Middle East and the emergence of the Gulf region as a major international finance and business centre.

The launch is consistent with the Financial Times' global expansion strategy and complements existing operations in the Gulf region. The Financial Times now has dedicated editions for the UK, Continental Europe, Asia, US and the Middle East and is printed in 24 cities across the world. The Financial Times has been printed in Dubai since 2003 and this will remain unchanged.

The Financial Times' regional editorial and commercial teams will be based in UAE's capital, Abu Dhabi. Roula Khalaf, Middle East Editor in London, will manage a team of three full time journalists in Abu Dhabi, including Andrew England, Middle East Correspondent, and James Drummond, Gulf News Editor. Simeon Kerr, Gulf Business Correspondent, will be based in Dubai, complementing a network of further FT offices in Cairo, Tehran, Jerusalem and Beirut. Stringer journalists will be recruited in Qatar and Saudi Arabia.

The Financial Times' coverage of the Middle East is well established and the paper's business, financial and political coverage will now also be enhanced by a dedicated page inserted twice a week, every Tuesday and Thursday in the new FT Middle East edition.

There are also plans to expand its Middle East coverage on FT.com. The Middle East web page will be revamped and will feature more dedicated video and audio content.

Lionel Barber, editor of the Financial Times, said:

'We have identified a strong and growing demand for high quality, global independent news and analysis across the Gulf region. This demand reflects how the Gulf has quickly become a financial and business powerhouse and our new edition will cement the region's place in the global economy.'

John Ridding, CEO of the Financial Times commented:

'This edition is a further step in our successful global strategy, reflecting the rapidly deepening interface between the region and the international economy. It will provide a further boost to our global circulation and provide a quality advertising vehicle for businesses seeking to reach senior decision makers in the Middle East.'

The Financial Times will also be offering training and lectures to local students studying journalism and will be hosting three internships every year.

Advertising support for the launch of the FT Middle East

edition will include an airport poster campaign using high profile sites at Abu Dhabi and Dubai airports. A TV campaign will start on 5 May utilising Al Jazeera and regional business channels.

Ends

For further information please contact:

London

Emma Jacobs
Global Communications Director
Financial Times
T : +44 (0) 207 873 4447
E: emma.gilpin-jacobs@ft.com

Tom Glover
Senior Communications Manager
Financial Times
T: +44 (0) 20 7775 6840
E: tom.glover@ft.com

About the Financial Times:

The Financial Times, one of the world's leading business newspapers, is recognised internationally for its authority, integrity and accuracy. Providing extensive news, comment and analysis, the newspaper is printed at 24 print sites across the globe, has a daily circulation of 454,937 (ABC figures, March 2008) and a readership of more than 1.3 million people worldwide. FT.com is one of the world's leading business information websites, and the internet partner of the FT newspaper. FT.com is the definitive home for business intelligence on the web, providing an essential source of news, comment, data and analysis for the global business community. FT.com attracts 6.2 million unique users, generating 48 million page views. FT.com has 101,000 subscribers.

Voting Rights and Capital
01 May 2008

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Click here to download a PDF of this press release.

RECEIVED
2008 MAY 23 A 6:27
[illegible] OF INTERNATIONAL CORPORATE FINANCE

[illegible] close of business [illegible] Company had 808,359 [illegible] [illegible] each [illegible] [illegible] meeting [illegible] ordinary shares in [illegible].

The figure [illegible] 08,35 [illegible] shareholders as the denominator for the calculation [illegible] whether they are [illegible] notify their interest [illegible] change [illegible] Company [illegible] Disclosure and Transparency Rules.

This announcement is made in conformity with the provisions [illegible] Directive.

PEARSON PLC
(the "Company")

Voting Rights and Capital

As at close of business on 30 April 2008, the Company had 808,359,145 ordinary shares of 25p each admitted to trading. Each ordinary share carries the right to one vote at general meetings. The Company does not hold any shares in Treasury.

This figure (808,359,145) may be used by shareholders as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

This announcement is made in conformity with the provisions of the Transparency Directive.

RECEIVED
2008 MAY 23 A 6:27
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Financial Times' Alphaville scoops two Webby awards

06 May 2008

FT
FINANCIAL TIMES

Today, the Financial Times won two awards at the 2008 Webby Awards. FT.com's Alphaville picked up both awards for Best Business Blog in the Webbys, the People's Voice award and the Judges Panel award.

Paul Murphy, editor of FT Alphaville, said: "I'm really very proud of my colleagues on FT Alphaville. Together, in little more than a year, we have turned a rough idea into a daily, hyper-active financial blog that is now read round the globe. Landing a Webby is the ultimate acknowledgement of that achievement.

"What's more, this is one of those moments when we really must thank our readers. They are the ones who were enthused enough to visit the Webbys' Peoples' Voice site, cast their vote and leave their comments. We actually would not have won this without their support."

The Webby Awards is the leading international award honouring excellence on the Internet. Established in 1996 during the Web's infancy, the Webbys are presented by The International Academy of Digital Arts and Sciences, a 550-member body of leading Web experts, business figures, luminaries, visionaries and creative celebrities.

Alphaville recently won the award for online journalism at the 2008 Harold Wincott Awards.

For further information please contact:

Tom Glover
Senior Communications Manager
T: +44 (0) 20 7775 6848
E: tom.glover@ft.com

Sophie Grut
Communications Assistant
T: +44 (0) 20 7873 3119
E: sophie.grut@ft.com

About the Financial Times:
The Financial Times, one of the world's leading business newspapers, is recognised internationally for its authority, integrity and accuracy. Providing extensive news, comment and analysis, the newspaper is printed at 24 print sites across the globe, has a daily circulation of 454,937 (ABC figures, March 2008) and a readership of more than 1.3 million people worldwide. FT.com is one of the world's leading business information websites, and the internet partner of the FT newspaper. FT.com is the definitive home for business intelligence on the web, providing an essential source of news, comment, data and analysis for the global business community. FT.com attracts 6.2 million unique users, generating 48 million page views. FT.com has 101,000 subscribers.

Appointment of Non-Executive Director
07 May 2008

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Click here to download a PDF of this press release.

Appointment of Will Ethridge as a Non-Executive Director of Pearson plc

In accordance with LR 9.6.13, we provide the following information regarding Mr Ethridge:-

(1) Details of all directorships held by Mr Ethridge in any other publicly quoted companies at any time in the previous five years, indicating whether or not he is still a director:

Interactive Data Corporation (current) (NYSE Listed)

(2) Any unspent convictions in relation to indictable offences:

None

(3) Details of any receiverships, compulsory liquidations, creditors, voluntary liquidations, administrations, company voluntary arrangements or any composition or arrangement with its creditors generally or any class of its creditors of any company where Mr Ethridge was an executive director at the time of, or within 12 months preceding such events:

None

(4) Details of any compulsory liquidations, administrations or partnership voluntary arrangements of any partnerships where Mr Ethridge was a partner at the time of, or within 12 months preceding, such events:

None

(5) Details of receiverships of any assets of Mr Ethridge or of a partnership of which Mr Ethridge was a partner at the time of, or within the twelve months preceding, such event:

None

(6) Details of any public criticisms of Mr Ethridge by statutory or regulatory authorities (including designated professional bodies) and whether he has ever been disqualified by a court from acting as a director of a company or from acting in the management or conduct or the affairs of any company:

None

Jumpstart and Pearson Foundation announce 2008 Jumpstart's Read for the Record Campaign

07 May 2008

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Jumpstart and Pearson Foundation Announce 2008 Jumpstart's Read for the RecordCampaignCampaign to Promote Early Education Launches at International ReadingAssociation Conference in Atlanta.

ATLANTA, May 6 /PRNewswire/

- Each year, one third of America's children -- over 1 million kindergarteners -- arrive at their first day of school developmentally behind their peers and without the skills necessary to succeed.(Carnegie Foundation).
- Today's first graders from low-income communities have one fourth the vocabulary of their mid-income peers.This matters because we know a child's reading level in 1st grade is one of the best predictors of his/her subsequent performance in 10th grade. (Children's Defense Fund).
- Three-year-olds from middle class families in the U.S. have higher vocabularies than the parents of welfare children.(University of Kansas research).
- In middle income neighborhoods, the ratio of books per child is 13 to 1. In low-income neighborhoods, the ratio is one age-appropriate book for every 300 children.
- Over 60% of preschool and after-school programs serving children from low-income families have no age-appropriate books.
- Some states project the number of future prison cells needed by the literacy rate of its third graders.

How do we change these dismal statistics?

At the annual convention of the International Reading Association inAtlanta, the non-profit group Jumpstart and the Pearson Foundation todayannounced the third annual Jumpstart Read for the Record Campaign. ThisInternational event to bring awareness to the importance of reading to youngchildren will take place on October 2, with readers of all ages joiningtogether to break the world record for the number of people reading the samebook on the same day across the globe.

This year's official Campaign book is the beloved children's classicCorduroy from Penguin Young Readers. The special edition features anintroduction and request for support for the Campaign from NBC's TODAY Showhosts Matt Lauer and Meredith Vieira, a forward by LL Cool J, and a collectionof reading tips for parents of young children. The book will be availablebeginning in August from www.readfortherecord.org and at special retailersincluding Hanna Andersson, and Follett's college bookstores.

Again this year, thousands of reading events will be organized byGovernors, Mayors, schools, businesses, libraries, and other organizations,all leading to the one-day reading event on October 2. Jumpstart's Read forthe Record aims to raise public awareness about the early education gap thatexists for families with low income

levels, to bring all members of thecommunity together to be a part of the solution and to raise funds to supportJumpstart's year-round program that works to ensure every child in Americaenters school prepared to succeed.

"For many Americans, the books they read as children are some of theirfavorite childhood memories," says Jumpstart's President James Cleveland."Unfortunately, most children in low-income communities have few, if any,age-appropriate books in their homes. As a result, they miss out on thereading experiences that form the foundation for success in school and life.In fact, each year one third of America's children arrive at their first dayof school without the skills necessary to succeed. At Jumpstart, we'reremedying this problem by giving these young people important one-to-oneattention, one child at a time."

About the Pearson Foundation and Jumpstart

For the third year in a row, the Pearson Foundation is underwriting thepublication of the Campaign's official book, ensuring that 100% of theproceeds directly benefit Jumpstart's work with at-risk children. From nowthrough the Fall, The Pearson Foundation will be working with teachers,district superintendents, government officials, businesses, and educationalorganizations to organize reading events on October 2; to highlight theimportance of reading to young children; and to distribute more than 100,000of copies of Corduroy to schools, teachers, and education partners, includingHead Start and other early education centers. The Pearson Foundation is alsoinviting businesses and other institutions to sponsor additional bookdonations to children in low-income communities both in the U.S. and abroad.

"Focusing everyone's attention on one book for a single day is a great wayto highlight the critical task of preparing young people for a lifetime ofreading and learning," said Pearson Foundation President Mark Nieker. "We hopeJumpstart's Read for the Record will encourage others to help consider thisproblem and help them to recognize the important role Jumpstart plays in thelives of young children everywhere."

During the past two years, more than 400,000 people registered as recordbreakers. Jumpstart's Read for the Record Campaign has raised more than$2,000,000 to support Jumpstart's mission. In addition, Jumpstart and Pearsonwere recognized for the Read for the Record collaboration as 2007 CauseMarketing Halo Award Winners.

For more information, visit www.readfortherecord.org andwww.pearsonfoundation.org. In addition to information on how to register toparticipate, the websites also provide information about donating books toJumpstart children, as well as hosting and joining shared reading eventsacross the nation.

About Jumpstart

Jumpstart is a national nonprofit organization that engages preschoolchildren from low-income communities in an intensive early education program.Jumpstart trains adult mentors, primarily college students, to work inyearlong,

one-to-one relationships with at-risk children to improve theirlanguage, literacy, and social skills. Since 1993, thousands of Jumpstartmentors have helped more than 50,000 children from low-income communitiesaround the country enter school ready to learn at grade level. To find outmore, visit http://www.jstart.org.

About the Pearson Foundation

The Pearson Foundation extends Pearson's commitment to education bypartnering with leading nonprofit, civic, and business organizations toprovide financial, organizational, and publishing assistance across the globe.The Foundation aims to make a difference by sponsoring innovative educationalprograms and extending its educational expertise to help in classrooms and inlocal communities. More information on the Pearson Foundation can be found at www.pearsonfoundation.org.

About the Pearson Foundation and Jumpstart

Jumpstart's Read for the Record Campaign is just one component of thePearson Jumpstart partnership. Jumpstart and the Pearson Foundation share apassion for education and inspiring people to reach their full potential.These shared goals and values led Jumpstart and the Pearson Foundation tocreate the Pearson Teacher Fellowship in 2001. Each year, the Pearson TeacherFellowship provides the opportunity for a select group of achievement-orientedcollege graduates to enter the early education field by becoming preschoolteachers in Head Start and other early learning centers serving at-riskchildren. The Fellowship provides these talented individuals a stipend,intensive training, assistance earning teaching certification, and additionalsupport and resources during the first two years of their teaching careers. In2006, Pearson and its businesses The Financial Times Group, The Penguin Group,and Pearson Education became the Sponsor and Founding Partner of Jumpstart'sRead for the Record, which to date has raised over $2 million for Jumpstart'swork to help preschoolers from low-income communities with their language andliteracy skills.

For more information, go to www.pearsonfoundation.org.
Stacey Finkel, +1-202-667-0901,
stacey.finkel@widmeyer.com, for PearsonFoundation

Director shareholding

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.14R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1.	Name of the *issuer* PEARSON PLC	2.	State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a) (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii) BOTH (i) AND (ii)
3.	Name of *person discharging managerial responsibilities/director* DAVID BELL	4.	State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person* N/A
5.	Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[1] HOLDING	6	Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares* ORDINARY 25P EACH
7.	Name of registered shareholder(s) and, if more than one, the number of *shares* held by each of them DAVID BELL	8.	State the nature of the transaction REINVESTMENT OF DIVIDEND UNDER COMPANY'S DRIP
9	Number of *shares*, debentures or financial instruments relating to *shares* acquired 4,915	10.	Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage) 0.00061%

11.	Number of *shares*, debentures or financial instruments relating to *shares* disposed **N/A**	12.	Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage) **N/A**
13.	Price per *share* or value of transaction **692.85P**	14.	Date and place of transaction **9 MAY 2008 LONDON**
15.	Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage) **181,474 0.02245%**	16.	Date issuer informed of transaction **12 MAY 2008**

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant **N/A**	18.	Period during which or date on which it can be exercised **N/A**
19.	Total amount paid (if any) for grant of the option **N/A**	20.	Description of *shares* or debentures involved (*class* and number) **N/A**
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise **N/A**	22.	Total number of *shares* or debentures over which options held following notification **N/A**
23.	Any additional information **N/A**	24.	Name of contact and telephone number for queries: **STEPHEN JONES, DEPUTY SECRETARY, 020 7010 2257.**

Name and signature of duly authorised officer of *issuer* responsible for making notification

STEPHEN JONES

DEPUTY SECRETARY

____

Date of notification ___**12 MAY 2008**___

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.14R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1.	Name of the *issuer* **PEARSON PLC**	2.	State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a) (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iv) both (i) and (ii) **BOTH (I) AND (II)**
3.	Name of *person discharging managerial responsibilities/director* **JOHN MAKINSON**	4.	State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person* **N/A**
5.	Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[1] **HOLDING**	6	Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares* **ORDINARY 25P EACH**
7.	Name of registered shareholder(s) and, if more than one, the number of *shares* held by each of them **JOHN MAKINSON**	8.	State the nature of the transaction **REINVESTMENT OF DIVIDEND UNDER COMPANY'S DRIP**
9	Number of *shares*, debentures or financial instruments relating to *shares* acquired **8,832**	10.	Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage) **0.00109%**

11.	Number of *shares*, debentures or financial instruments relating to *shares* disposed **N/A**	12.	Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage) **N/A**
13.	Price per *share* or value of transaction **692.85p**	14.	Date and place of transaction **9 MAY 2008 LONDON**
15.	Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage) **322,750 0.03993%**	16.	Date issuer informed of transaction **12 MAY 2008**

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17.	Date of grant **N/A**	18.	Period during which or date on which it can be exercised **N/A**
19.	Total amount paid (if any) for grant of the option **N/A**	20.	Description of *shares* or debentures involved (*class* and number) **N/A**
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise **N/A**	22.	Total number of *shares* or debentures over which options held following notification **N/A**
23.	Any additional information **N/A**	24.	Name of contact and telephone number for queries: **STEPHEN JONES, DEPUTY SECRETARY, 020 7910 2257.**

Name and signature of duly authorised officer of *issuer* responsible for making notification

STEPHEN JONES

DEPUTY SECRETARY

____

Date of notification ___**12 MAY 2008**___

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.14R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1.	Name of the *issuer* **PEARSON PLC**	2.	State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a) (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii) **BOTH (I) AND (II)**
3.	Name of *person discharging managerial responsibilities/director* **ROBIN FREESTONE**	4.	State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person* **N/A**
5.	Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[1] **HOLDING**	6	Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares* **ORDINARY 25P EACH**
7.	Name of registered shareholder(s) and, if more than one, the number of *shares* held by each of them **ROBIN FREESTONE**	8.	State the nature of the transaction **REINVESTMENT OF DIVIDEND UNDER COMPANY'S DRIP**
9	Number of *shares*, debentures or financial instruments relating to *shares* acquired **231**	10.	Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage) **0.00003%**

11.	Number of *shares*, debentures or financial instruments relating to *shares* disposed N/A	12.	Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage) N/A
13.	Price per *share* or value of transaction **692.85P**	14.	Date and place of transaction **9 MAY 2008 LONDON**
15.	Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage) **8,161 0.00101%**	16.	Date issuer informed of transaction **12 MAY 2008**

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17.	Date of grant **N/A**	18.	Period during which or date on which it can be exercised **N/A**
19.	Total amount paid (if any) for grant of the option **N/A**	20.	Description of *shares* or debentures involved (*class* and number) **N/A**
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise **N/A**	22.	Total number of *shares* or debentures over which options held following notification **N/A**
23.	Any additional information **N/A**	24.	Name of contact and telephone number for queries: **STEPHEN JONES, DEPUTY SECRETARY, 020 7010 2257.**

Name and signature of duly authorised officer of *issuer* responsible for making notification

STEPHEN JONES

DEPUTY SECRETARY

____

Date of notification __12 MAY 2008__

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.14R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1.	Name of the *issuer* **PEARSON PLC**	2.	State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a) (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii) **BOTH (I) AND (II)**
3.	Name of *person discharging managerial responsibilities/director* **LORD BURNS**	4.	State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person* **N/A**
5.	Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[1] **HOLDING**	6	Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares* **ORDINARY 25P EACH**
7.	Name of registered shareholder(s) and, if more than one, the number of *shares* held by each of them **LORD BURNS**	8.	State the nature of the transaction **REINVESTMENT OF DIVIDEND UNDER COMPANY'S DRIP**
9	Number of *shares*, debentures or financial instruments relating to *shares* acquired **9**	10.	Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage) **0.00000%**

11.	Number of *shares*, debentures or financial instruments relating to *shares* disposed N/A	12.	Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage) N/A
13.	Price per *share* or value of transaction 692.85P	14.	Date and place of transaction 9 MAY 2008 LONDON
15.	Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage) 8,801 0.00109%	16.	Date issuer informed of transaction 12 MAY 2008

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17.	Date of grant N/A	18.	Period during which or date on which it can be exercised N/A
19.	Total amount paid (if any) for grant of the option N/A	20.	Description of *shares* or debentures involved (*class* and number) N/A
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise N/A	22.	Total number of *shares* or debentures over which options held following notification N/A
23.	Any additional information N/A	24.	Name of contact and telephone number for queries: STEPHEN JONES, DEPUTY SECRETARY, 020 7019 2257.

Name and signature of duly authorised officer of *issuer* responsible for making notification

STEPHEN JONES

DEPUTY SECRETARY

____

Date of notification 12 MAY 2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.14R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1.	Name of the *issuer* **PEARSON PLC**	2.	State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a) (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii) **BOTH (i) AND (ii)**
3.	Name of *person discharging managerial responsibilities/director* **DAVID ARCULUS**	4.	State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person* **N/A**
5.	Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[1] **HOLDING**	6	Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares* **ORDINARY 25P EACH**
7.	Name of registered shareholder(s) and, if more than one, the number of *shares* held by each of them **SIR THOMAS DAVID GUY ARCULUS**	8.	State the nature of the transaction **REINVESTMENT OF DIVIDEND UNDER COMPANY'S DRIP**
9	Number of *shares*, debentures or financial instruments relating to *shares* acquired **74**	10.	Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage) **0.00001%**

11.	Number of *shares*, debentures or financial instruments relating to *shares* disposed **N/A**	12.	Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage) **N/A**
13.	Price per *share* or value of transaction **692.85P**	14.	Date and place of transaction **9 MAY 2008 LONDON**
15.	Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage) **10,619 0.001131%**	16.	Date issuer informed of transaction **12 MAY 2008**

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17.	Date of grant **N/A**	18.	Period during which or date on which it can be exercised **N/A**
19.	Total amount paid (if any) for grant of the option **N/A**	20.	Description of *shares* or debentures involved (*class* and number) **N/A**
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise **N/A**	22.	Total number of *shares* or debentures over which options held following notification **N/A**
23.	Any additional information **N/A**	24.	Name of contact and telephone number for queries: **STEPHEN JONES, DEPUTY SECRETARY, 020 7010 2257.**

Name and signature of duly authorised officer of *issuer* responsible for making notification

STEPHEN JONES

DEPUTY SECRETARY

____

Date of notification ___**12 MAY 2008**______________________________

Director shareholding

[illegible]

1.	Name of the issuer PEARSON PLC	2.	State whether the notification relates to [illegible] notified [illegible] DR 3.1.4R(1)(a) [illegible] DR 3.1.4R(1)(a) [illegible] [illegible] (i) and (ii) BOTH (i) AND (ii)
3.	[illegible] RO[illegible]	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities [illegible]
5.	[illegible] HOLDING	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares ORDINARY 25P EACH
7.	Name of registered shareholders [illegible] ROBIN FREESTONE	8.	State the nature of the transaction AWARD OF [illegible] OPTIONS UNDER THE COMPANY'S WORLDWIDE SAVE FOR SHARES PLAN
9.	[illegible]	10.	Percentage of issued class [illegible] N/A

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.14R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1.	Name of the *issuer* **PEARSON PLC**	2.	State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a) (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii) **BOTH (I) AND (II)**
3.	Name of *person discharging managerial responsibilities/director* **ROBIN FREESTONE**	4.	State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person* **N/A**
5.	Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[1] **HOLDING**	6	Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares* **ORDINARY 25P EACH**
7.	Name of registered shareholder(s) and, if more than one, the number of *shares* held by each of them **ROBIN FREESTONE**	8.	State the nature of the transaction **AWARD OF 1,757 OPTIONS UNDER THE COMPANY'S WORLDWIDE SAVE FOR SHARES PLAN**
9	Number of *shares*, debentures or financial instruments relating to *shares* acquired **N/A**	10.	Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage) **N/A**

11.	Number of *shares*, debentures or financial instruments relating to *shares* disposed N/A	12.	Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage) N/A
13.	Price per *share* or value of transaction N/A	14.	Date and place of transaction N/A
15.	Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage) N/A	16.	Date issuer informed of transaction N/A

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17.	Date of grant **9 MAY 2008**	18.	Period during which or date on which it can be exercised **1 AUGUST 2011 – 31 JANUARY 2012**
19.	Total amount paid (if any) for grant of the option **NIL**	20.	Description of *shares* or debentures involved (*class* and number) **1,757 OPTIONS OVER ORDINARY SHARES OF 25P EACH**
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise **534.80P**	22.	Total number of *shares* or debentures over which options held following notification **3,623**
23.	Any additional information N/A	24.	Name of contact and telephone number for queries: **STEPHEN JONES, DEPUTY SECRETARY, 020 7010 2257.**

Name and signature of duly authorised officer of *issuer* responsible for making notification

STEPHEN JONES

DEPUTY SECRETARY

____

Date of notification ___**12 MAY 2008**___________________

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PE Notification of Interest in Shares

FSA

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached	Pearson plc

2 Reason for the notification

An acquisition or disposal of voting rights	
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	☐
An event changing the breakdown of voting rights	☐
Other (please specify):	☐

3. Full name of person(s) subject to the notification obligation	Aviva plc & its subsidiaries
4. Full name of shareholder(s) (if different from 3.)	Registered Holder: BNY Norwich Union Nominees Limited 7,21[illegible],569 BT Globenet Nominees Limited 9,588 Chase GA Group Nominees Limited 15,422,[illegible] Chase Nominees Limited 1,624,[illegible] CUIM Nominee Limited 5,[illegible]

Financial Services Authority

FSA

TR-1[i]: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached[ii]:	**Pearson plc**
2. Reason for the notification	
An acquisition or disposal of voting rights	√
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	☐
An event changing the breakdown of voting rights	☐
Other (please specify):	☐
3. Full name of person(s) subject to the notification obligation[iii]:	**Aviva plc & its subsidiaries**
4. Full name of shareholder(s) (if different from 3.)[iv]:	**Registered Holder:** **BNY Norwich Union Nominees Limited 7,211,569*** **BT Globenet Nominees Limited 9,588*** **Chase GA Group Nominees Limited 18,422,724*** **Chase Nominees Limited 1,624,180*** **CUIM Nominee Limited 5,189,214***

...ached to shares	[illegible] SICAV I Values Equity Fund 6,000*
	Vidacos Nominees Limited 178,578*
	* denotes direct interest
	R C Greig Nominees Limited 1,450
	BONY Londres IIS 189,893
	Chase Nominees Limited 3,888,282
	Delta Lloyd Institutionale Sustainable Futures Fund 70,234
	Triodos Meerwaarde Aandelen Fonds 70,000
	Triodos Meerwaarde Mixfonds 12,000
[illegible]	Vidacos Nominees Limited 6,922,926
5. Date of the transaction (and date on which the threshold is crossed or reached if different)[v]:	07 May 2008
6. Date on which issuer notified:	09 May 2008
7. Threshold(s) that is/are crossed or reached:	3% to 4% change at Direct Interest Level
8. Notified details:	

Number of voting rights	% of voting rights
[illegible]	5.02%

A: Voting rights attached to shares

Class/type of shares (If possible using the ISIN CODE)	Situation previous to the Triggering transaction [vi]		Resulting situation after the triggering transaction [vii]				
	Number of Shares	Number of Voting Rights [viii]	Number of shares	Number of voting rights [ix]		% of voting rights	
			Direct	Direct [x]	Indirect [xi]	Direct	Indirect
Ordinary Shares GB0006776081	41,301,715	41,301,715	32,641,853	32,641,853	11,154,785	4.04%	1.38%

Proxy Voting

10. Name of the proxy holder: See Section 4

B [illegible]

Resulting situation after the triggering transaction [xii]				
Type of financial instrument	Expiration date [xiii]	Exercise/ Conversion Period/ Date [xiv]	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
			N/A	

13. Additional information: Figures are based on a total number of voting rights of 808,35? ,145.

Total (A+B)

Number of voting rights	% of voting rights
43,796,638	5.42%

15. Contact telephone number: ...03 684420

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable [xv]:
See Section 4

Proxy Voting	
10. Name of the proxy holder:	See Section 4
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	Figures are based on a total number of voting rights of 808,359,145.
14. Contact name:	Neil Whittaker
15. Contact telephone number:	01603 684420

END